Exhibit 99.1

Company Contacts:
Camelot Information Systems Inc.
Mr. Franklin King, Interim Chief Financial Officer
Tel: +86 (10) 6441 9980 ext. 8120
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com
Investor Relations Contact: Mr. John Harmon, CFA Tel: +86 (10) 1151 1730 (Beijing) E-mail: john.harmon@harmoncorp.com

For Immediate Release:

Camelot Information Systems Inc. Announces Unaudited Third Quarter 2013 Financial Results

BEIJING, November 25, 2013 -- Camelot Information Systems Inc. (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry IT services in China (“Camelot” or the “Company”), today announced unaudited financial results for the third quarter ended September 30, 2013.

Third-Quarter Financial and Operating Highlights:

•	Net revenues were $70.9 million in the third quarter of 2013, as compared to $63.0 million in the same period in 2012.
•	Net revenues from enterprise application services (EAS) were $45.8 million, as compared to $41.9 million in the same period in 2012.
•	Net revenues from financial industry IT services (FIS) were $25.0 million, as compared to $21.1 million in the same period in 2012.
•	Gross profit was $14.4 million, as compared to $17.2 million in the same period in 2012.
•
Loss from operations was $1.9 million, as compared to a loss from operations of $31.9 million in the same period in 2012. Adjusted operating loss1 was $1.4 million, as compared to adjusted operating income1 of $5.5 million in the same period in 2012.

•
Net loss attributable to Camelot was $1.7 million, as compared to a net loss attributable to Camelot of $31.5 million in the same period in 2012. Adjusted net loss attributable to Camelot1 was $1.2 million, as compared to adjusted net income attributable to Camelot1 of $5.8 million in the same period in 2012.

1	For more information about the adjusted (i.e. non-GAAP) financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

“We achieved solid year-over-year revenue growth in the third quarter of 2013, and revenues exceeded our guidance due to strength in our EAS business line. During the remainder of 2013, we expect solid but more moderate performance in our EAS business line, as we expect the delivery of some contracts to stretch into next year,” commented Mr. Simon Ma, Camelot’s Chairman and Chief Executive Officer. “Looking towards 2014, we expect some near-term challenges due to shifts in our customer mix due to economic reforms in China. We still believe that over the long term, the need for greater competitiveness among Chinese enterprises will increase, which should drive further demand for our services, which help companies become more efficient and competitive.”

Third-Quarter 2013 Financial Results

Net revenues in the third quarter ended September 30, 2013 increased 12.5% to $70.9 million from $63.0 million in the same period in 2012.

Net Revenues by Service Line (in Thousands, Except Percentage)

Service Line	Three Months Ended September 30, 2013		Three Months Ended September 30, 2012
Enterprise application services (EAS)	$45,829	64.7%	$41,887	66.5%
Financial industry IT services (FIS)	25,041	35.3%	21,115	33.5%
Total net revenues	$70,870	100.0%	$63,002	100.0%

EAS net revenues increased 9.4% year-over-year to $45.8 million in the quarter. EAS net revenues amounted to 64.7% of total net revenues in the quarter. FIS net revenues increased 18.6% year-over-year to $25.0 million. FIS net revenues accounted for 35.3% of the quarter’s total net revenues.

Cost of revenues increased 23.2% to $56.5 million from $45.8 million in the same period in 2012. Adjusted cost of revenues1 increased 23.3% to $56.5 million from $45.8 million in the same period in 2012. Adjusted cost of revenues excludes $16,000 of amortization expense for acquisition-related intangible assets.

Gross profit decreased 16.2% to $14.4 million from $17.2 million in the same period in 2012. Adjusted gross profit1 decreased 16.3% to $14.4 million from $17.2 million in the same period in 2012. The gross margin was 20.3% in the quarter, as compared to 27.3% in the same period in 2012. The adjusted gross margin1 was 20.3% in the quarter, as compared to 27.4% in the same period in 2012.

Operating expenses were $16.4 million in the quarter, as compared to $49.1 million in the same period in 2012. Operating expenses in the same period of 2012 include charges of $6.6 million for the impairment of intangible assets and $29.6 million for the impairment of goodwill. Adjusted operating expenses1 were $15.9 million, as compared to $11.8 million in the same period in 2012. Excluding the impairment charges, operating expenses increased year-over-year due to higher sales and marketing expense from higher revenues, higher general and administrative expenses from higher headcount, and higher research and development expense from our initiatives for solution development. Adjusted operating expenses exclude $197,000 of share-based compensation expense and $287,000 of amortization expense for acquisition-related intangible assets.

Operating loss was $1.9 million, as compared to an operating loss of $31.9 million in the same period in 2012. Adjusted operating loss1 was $1.4 million, as compared to adjusted operating income of $5.5 million in the same period in 2012.

Net loss attributable to Camelot in the third quarter of 2013 was $1.7 million, as compared to a net loss attributable to Camelot of $31.5 million in the same period in 2012. Adjusted net loss attributable to Camelot1 for the third quarter of 2013 was $1.2 million, as compared to adjusted net income attributable to Camelot of $5.8 million in the same period in 2012.

Nine-Month 2013 Financial Results

In the first nine months of 2013, net revenues increased 5.9% to $193.0 million from $182.2 million in the first nine months of 2012. Revenues in the EAS business line were $124.4 million, an increase of 1.7% from $122.4 million in the same period of 2012. Revenues in the FIS business line were $68.5 million, an increase of 14.6% from $59.8 million in the same period of 2012. Gross profit was $38.3 million, as compared to $46.1 million in the same period of 2012. Adjusted gross profit was $38.4 million, as compared to $46.2 million in the same period of 2012. The gross margin was 19.9%, as compared to 25.3% in the same period of 2012. The adjusted gross margin was 19.9%, as compared to 25.4% in the same period of 2012.

Operating loss was $11.2 million in the first nine months of 2013, as compared to an operating loss of $30.0 million in the same period of 2012. The operating margin was negative 5.8%, as compared to negative 16.5% in the same period of 2012. Adjusted operating loss was $8.7 million, as compared to operating income of $10.6 million in the same period of 2012. The adjusted operating margin1 was negative 4.5%, as compared to positive 5.8% in the same period of 2012.

Income tax expense was $3.7 million, as compared to $426,000 in the same period of 2012.

Net loss attributable to Camelot was $14.4 million in the first nine months of 2013, as compared to a net loss of $29.9 million in the same period of 2012, or a net loss of $0.31 per diluted ADS as compared to a net loss of $0.67 per ADS in the same period of 2012. Adjusted net loss attributable to Camelot was $11.9 million, or a loss of $0.26 per ADS in the first nine months of 2013, as compared to adjusted net income of $10.7 million, or $0.24 per ADS in the same period of 2012.

Balance Sheet and Cash Flow

As of September 30, 2013, the Company had $59.3 million in cash and cash equivalents, as compared to $95.5 million in cash, cash equivalents, short-term investments, and term deposits, as of December 31, 2012. The decrease was primarily due to a $14.6 million net loss, a $22.7 million increase in accounts receivable, and a $6.0 million decrease in other liabilities, offset by a $5.1 million decrease in other assets, during the first nine months of 2013.

Days’ sales outstanding2 (“DSO”) were 216 days in the third quarter of 2013, an increase of ten days from 206 days in the same period of 2012.

Employees

The Company’s headcount increased to 6,306 as of September 30, 2013, which included 5,559 information technology (IT) professionals, as compared to 6,198 total employees and 5,408 IT professionals at the end of the second quarter. Of the IT professionals, EAS employee headcount numbered 2,330, and FIS employee headcount numbered 3,229.

Recent Developments

On January 5, 2012, a shareholder (the “Plaintiff”) filed a class-action lawsuit against Camelot and current and former directors and officers in United States District Court of the Southern District of New York, alleging various misstatements and omissions regarding the Company’s business practices and financial results in violation of U.S. federal securities laws (the “Litigation”). The Company believes that the Litigation is without merit and has denied and continues to deny each and all of the claims alleged by the Plaintiff regarding any improper conduct or violation of U.S. federal securities laws, or any other laws or regulations specified in the Litigation. However, taking into account the uncertainty and risks inherent in any litigation, the Company has concluded that further continuation of the Litigation would be protracted, burdensome and expensive, and that it is desirable that the Litigation be fully and finally settled. Under advice from the Company’s counsel, the Plaintiff’s counsel, the defendants and the Company’s insurance company participated in a mediation session during the third quarter of 2013 to discuss a possible settlement of the Litigation. The Company’s counsel has provided a draft settlement agreement and an insurance agreement for management review and comment during the fourth quarter of 2013.

Separately, Camelot and China Minsheng Banking Corp., Ltd. (“CMBC”) (Shanghai Stock Exchange: 600016) entered into a “Comprehensive Strategic Partnership of Cooperation” (the “Arrangement”) during the third quarter of 2013. Under the Arrangement, CMBC will provide comprehensive financial services, including financing, collections, account receivable administration, and protection against bad debts, to the Company, according to the Company’s business requirements and fulfillment criteria.

2
Calculated by dividing average accounts receivable, net of deferred revenue, by rolling gross revenues before business tax and related surcharges, and multiplying by 360 days. Rolling gross revenues are for the 12 months ended March 31, 2013.

Conference Call Information

Camelot senior management will host a conference call at 8:00 a.m. (U.S. Eastern Standard Time) / 5:00 a.m. (U.S. Pacific Standard Time) / 9:00 p.m. (Beijing / Hong Kong time) on Monday, November 25, 2013 to discuss the Company’s third-quarter 2013 financial results.

The conference call may be accessed by calling:
US Toll free:	(866) 713-8563
US Toll / International:	(617) 597-5311
Hong Kong toll free:	800.96.3844
HK Toll:	852.3002.1672
UK toll free:	08082347616
UK toll:	44.207.365.8426
South China toll free / China Telecom:	10 800 130 1713
North China toll free / China Netcom:	10 800 713 1756
China toll:	86 4008811630
Taiwan toll free:	0809090400

Passcode: 58856649

Please dial in approximately 10 minutes before the scheduled time of the call.

A live webcast of the conference call and recording of the conference call will be available on the investor relations page of Camelot’s website at www.camelotchina.com.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP, Camelot uses the non-GAAP (“adjusted”) financial measures of gross profit and margin, operating expenses, operating income and margin, net income attributable to Camelot Information Systems Inc. and margin, and diluted earnings per share and diluted earnings per ADS, which are adjusted from results based on U.S. GAAP to exclude impairment of intangible assets, impairment of goodwill, share-based compensation, amortization expense for acquisition-related intangible assets, and changes in fair value of contingent consideration. The non-GAAP financial measures are provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. The non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of the non-GAAP financial measures may differ from the calculations used by other companies, and therefore comparability may be limited.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company also operates in other areas of the Asia Pacific region, including Taiwan and Japan. Camelot provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobiles, technology, as well as telecommunications, media and education.

SAFE HARBOR

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

– financial tables follow –

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Balance Sheets (Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	September 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$59,263	$93,876
Term deposits	–	313
Restricted cash	789	1,137
Short-term investments	–	1,284
Billed accounts receivable	46,094	45,279
Unbilled accounts receivable	130,583	105,240
Other current assets	17,829	23,395
Total current assets	254,558	270,524
Property and equipment, net	4,270	4,393
Intangible assets	10,548	11,949
Long term investment	731	–
Other long-term assets	2,231	2,062
Total assets	272,338	288,928

Liabilities and equity
Current liabilities
Consideration payable in connection with business acquisition	–	2,992
Accounts payable	20,075	21,347
Accrued expenses and other payables	28,761	28,665
Other current liabilities	28,344	29,865
Total current liabilities	77,180	82,869
Other non-current liabilities	2,268	2,786
Total liabilities	79,448	85,655
Equity (a)	192,890	203,273
Total liabilities and equity	272,338	288,928

Note:
(a)
As of September 30, 2013, there were 190,926,475 ordinary shares issued and 185,269,020 shares outstanding. As of December 31, 2012, there were 190,926,475 shares issued and 185,069,020 shares outstanding.

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net revenues	$70,870	$63,002	$192,967	$182,211
Cost of revenues(1)(2)	(56,471)	(45,825)	(154,629)	(136,123)
Gross profit	14,399	17,177	38,338	46,088
Selling and marketing(1)(2)	(3,814)	(3,032)	(10,517)	(11,134)
General and administrative(1)(2)	(9,555)	(7,828)	(30,881)	(23,213)
Research and development costs	(2,997)	(1,872)	(8,287)	(5,336)
Changes in fair value of contingent consideration for acquisition	–	(111)	–	(208)
Impairment of intangible assets	–	(6,610)	–	(6,610)
Impairment of goodwill	–	(29,597)	–	(29,597)
Total operating expenses	(16,366)	(49,050)	(49,685)	(76,098)
Government subsidies	41	8	174	8
Loss from operations	(1,926)	(31,865)	(11,173)	(30,002)
Interest expense	(66)	(27)	(114)	(173)
Interest income	79	174	414	733
Loss before provisions for income tax	(1,913)	(31,718)	(10,873)	(29,442)
Income tax expense	158	39	(3,710)	(426)
Net income of an equity investment, net of tax	22	–	13	–
Net loss	(1,733)	(31,679)	(14,570)	(29,868)
Noncontrolling interest	80	183	168	(52)
Net loss attributable to Camelot Information Systems Inc.(3)	(1,653)	(31,496)	(14,402)	(29,920)

Earnings per share
Basic-ordinary shares	(0.01)	(0.18)	(0.08)	(0.17)
Diluted-ordinary shares	(0.01)	(0.18)	(0.08)	(0.17)

Earnings per ADS
Basic—ADSs	(0.04)	(0.71)	(0.31)	(0.67)
Diluted—ADSs	(0.04)	(0.71)	(0.31)	(0.67)

Weighted average shares outstanding
Basic—ordinary shares	185,269,020	177,621,367	185,201,621	177,621,367
Diluted—ordinary shares	185,269,020	177,621,367	185,201,621	177,621,367

Weighted average ADSs outstanding
Basic—ADSs	46,317,255	44,405,342	46,300,405	44,405,342
Diluted—ADSs	46,317,255	44,405,342	46,300,405	44,405,342

Net loss	(1,733)	(31,679)	(14,570)	(29,868)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustments	537	2,342	2,685	693
Comprehensive loss	(1,196)	(29,337)	(11,885)	(29,175)

Less: comprehensive (loss) income attributable to the noncontrolling interest	(63)	(165)	(91)	65
Comprehensive loss attributable to Camelot Information Systems Inc.	(1,133)	(29,172)	(11,794)	(29,240)

(1)	Includes the following amounts of share-based compensation expenses for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Cost of revenues	–	$19	$44	$62
Selling and marketing	$22	108	266	1,625
General and administrative	175	374	1,192	911
Total share-based compensation expenses	197	501	1,502	2,598

(2)	Includes the following amounts of amortization expense for acquisition-related intangible assets for the periods indicated

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Cost of revenues	$16	$31	$48	$95
Selling and marketing	214	416	723	1,314
General and administrative	73	71	218	213
Total amortization expense for acquisition-related intangible assets	303	518	989	1,622

(3)	The following table sets forth the reconciliation of our adjusted net loss attributable to Camelot Information Systems Inc. to the U.S. GAAP net loss attributable to Camelot Information Systems Inc.:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net loss attributable to Camelot Information Systems Inc. (U.S. GAAP)	$(1,653)	$(31,496)	$(14,402)	$(29,920)
Share-based compensation	197	501	1,502	2,598
Acquisition-related intangible amortization	303	518	989	1,622
Changes in fair value of contingent consideration	–	111	–	208
Impairment of intangible assets	–	6,610	–	6,610
Impairment of goodwill	–	29,597	–	29,597
Total adjusted amounts	500	37,337	2,491	40,635
Adjusted net (loss) income attributable to Camelot Information Systems Inc.	(1,153)	5,841	(11,911)	10,715

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(U.S. Dollars in Thousands)

	Three-Month Periods Ended September 30,		Nine-Month Periods Ended September 30,
	2013	2012	2013	2012
Cash flow from operating activities:
Net Loss	$(1,733)	$(31,679)	$(14,570)	$(29,868)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	247	236	725	758
Amortization of intangible assets	496	725	1,559	2,233
Deferred income taxes	(18)	(1,083)	514	(713)
Impairment of intangible assets	–	6,610	–	6,610
Impairment of goodwill	–	29,597	–	29,597
Provision for account receivable	122	(270)	(760)	(1,061)
Provision for other current assets	–	–	–	633
Share-based compensation	197	501	1,502	2,598
(Gain) loss on disposal of property and equipment	(7)	14	18	25
Change in fair value of contingent consideration for acquisition	–	111	–	208
Net income of an equity investment, net of tax	(22)	–	(13)	–
Changes in operating assets and liabilities:
Accounts receivable	(3,532)	1,282	(22,667)	(25,790)
Other assets	7,828	(1,745)	5,101	(2,197)
Accounts payable	816	(3,415)	(1,559)	(1,671)
Other liabilities	(9,102)	(1,150)	(5,967)	(3,195)
Net cash used in operating activities	(4,708)	(266)	(36,117)	(21,833)

Cash flow from investing activities:
Purchase of term deposits	–	(23,197)	(67)	(24,260)
Maturity of term deposits	–	34,171	387	45,255
Deposit (withdrawal) of restricted cash	191	(804)	340	2,924
Maturity of short term investment	–	–	1,286	–
Proceeds from disposal of property and equipment	35	4	44	8
Purchase of property and equipment	(286)	(211)	(576)	(522)
Purchase of intangible assets and other assets	(5)	(1,551)	(5)	(2,573)
Purchase of businesses, net of cash acquired	–	–	–	(3,500)
Capital injection into a joint venture	–	–	(708)	–
Net cash (used in) provided by investing activities	(65)	8,412	701	17,332

Cash flow from financing activities:
Proceeds from bank borrowing	1,212	–	4,555	2,881
Repayment of bank borrowing	(420)	(2,434)	(1,299)	(10,561)
Payment of contingent consideration for an acquisition	–	–	(3,012)	(5,100)
Net cash provided by (used in) financing activities	792	(2,434)	244	(12,780)

Effect of foreign exchange rate changes	132	532	559	552

Net (decrease) increase in cash and cash equivalents	(3,849)	6,244	(34,613)	(16,729)
Cash and cash equivalents, beginning of period	63,112	34,155	93,876	57,128
Cash and cash equivalents, end of period	59,263	40,399	59,263	40,399

CAMELOT INFORMATION SYSTEMS INC.
Reconciliations of Adjusted Financial Measures to Comparable GAAP Measures (Unaudited)
(US Dollars in Thousands, Except per Share Data and Percentage)

	Three Months Ended September 30, 2013				Three Months Ended September 30, 2012
	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues	$56,471	$(16)	(a)	$56,455	$45,825	$(50)	(a)	$45,775
Gross profit	14,399	16	(a)	14,415	17,177	50	(a)	17,227
Operating expenses	16,366	(484)	(a)	15,882	49,050	(37,287)	(a)	11,763
Operating loss	(1,926)	500	(a)	(1,426)	(31,865)	37,337	(a)	5,472
Net loss	(1,653)	500	(a)(d)	(1,153)	(31,496)	37,337	(a)	5,841
Net gross margin	20.3%	0.0%	(b)	20.3%	27.3%	0.1%	(b)	27.4%
Net operating margin	(2.7%)	0.7%	(a)	(2.0%)	(50.6%)	59.3%	(a)	8.7%
Net margin	(2.3%)	0.7%	(a)	(1.6%)	(50.0%)	59.3%	(a)	9.3%
Diluted EPS	$(0.01)	$0.00	(c)	$(0.01)	$(0.18)	$0.21	(c)	$0.03
Diluted EPADS	$(0.04)	$0.02	(c)	$(0.02)	$(0.71)	$0.84	(c)	$0.13

	Nine Months Ended September 30, 2013				Nine Months Ended September 30, 2012
	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues	$154,629	$(92)	(a)	$154,537	$136,123	$(157)	(a)	$135,966
Gross profit	38,338	92	(a)	38,430	46,088	157	(a)	46,245
Operating expenses	49,685	(2,399)	(a)	47,286	76,098	(40,478)	(a)	35,620
Operating loss	(11,173)	2,491	(a)	(8,682)	(30,002)	40,635	(a)	10,633
Net loss	(14,402)	2,491	(a)(d)	(11,911)	(29,920)	40,635	(a)	10,715
Net gross margin	19.9%	0.0%	(b)	19.9%	25.3%	0.1%	(b)	25.4%
Net operating margin	(5.8%)	1.3%	(a)	(4.5%)	(16.5%)	22.3%	(a)	5.8%
Net margin	(7.5%)	1.3%	(a)	(6.2%)	(16.4%)	22.3%	(a)	5.9%
Diluted EPS	$(0.08)	$0.02	(c)	$(0.06)	$(0.17)	$0.23	(c)	$0.06
Diluted EPADS	$(0.31)	$0.05	(c)	$(0.26)	$(0.67)	$0.91	(c)	$0.24

Notes:

(a)
The adjusted adjustments include share-based compensation expense, amortization expense for acquisition-related intangible assets, changes in fair value of contingent consideration and impairment of goodwill and intangible assets, which are presented in the notes (1) and (2) below “Condensed Consolidated Statements of Operations (Unaudited)” for the reconciliation process.

(b)
Adjustments to exclude amortization expense for acquisition-related intangible assets and share-based compensation recorded in cost of sales of $16, $50, $92 and $157 for the three-month periods ended September 30, 2013 and 2012, and the nine-month periods ended September 30, 2013 and 2012, respectively.

(c)
Adjusted diluted EPS is computed by dividing adjusted net income attributable to Camelot Information Systems Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

(d)	Net loss refers to net income attributable to Camelot.

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